083-00006

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

RECEIVED
2009 SEP 15 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



# INTERIM FINANCIAL REPORT

## At 30 JUNE 2009

### (UNAUDITED)

## Table of contents

## Income statement

### For the six months ended 30 June 2009 (unaudited) and 30 June 2008 (unaudited)

| | **Quarter to 30 June 2009 € million** | **Year to date 30 June 2009 € million** | Quarter to 30 June 2008 € million | Year to date 30 June 2008 € million |
|---|---|---|---|---|
| Interest and similar income | | | | |
| From Banking loans | **156** | **347** | 154 | 312 |
| From fixed-income debt securities and other interest | **70** | **175** | 154 | 325 |
| Interest expense and similar charges | **(88)** | **(208)** | (150) | (324) |
| **Net interest income** | **138** | **314** | **158** | **313** |
| Net fee and commission income | **2** | **3** | 3 | 3 |
| Dividend income | **22** | **22** | 31 | 32 |
| Net (losses)/gains from share investments at fair value through profit or loss | **(166)** | **(380)** | 143 | (110) |
| Net gains/(losses) from available-for-sale share investments | **25** | **(134)** | 39 | 141 |
| Net (losses)/gains from available-for-sale Treasury assets | **(7)** | **(9)** | 1 | (3) |
| Net gains/(losses) from dealing activities at fair value through profit or loss | **46** | **34** | (8) | - |
| Foreign exchange movement | **1** | **1** | - | - |
| Fair value movement on non-qualifying and ineffective hedges | **(13)** | **85** | 20 | (24) |
| Provisions for impairment of Banking loan investments | **(218)** | **(354)** | (6) | (10) |
| Provisions for the impairment of Treasury loan investments | **(8)** | **(14)** | - | - |
| General administrative expenses | **(55)** | **(105)** | (60) | (112) |
| Depreciation and amortisation | **(4)** | **(8)** | (3) | (7) |
| **Net (loss)/profit for the period** | **(237)** | **(545)** | **318** | **223** |
| Transfers of net income approved by the Board of Governors | **(30)** | **(165)** | **(115)** | (115) |
| **Net (loss)/profit after transfers of net income approved by the Board of Governors** | **(267)** | **(710)** | **203** | **108** |
| Attributable to: | | | | |
| **Equity holders** | **(267)** | **(710)** | **203** | **108** |

## Statement of comprehensive income

## For the six months ended 30 June 2009 (unaudited) and 30 June 2008 (unaudited)

| | **Quarter to 30 June 2009 € million** | **Year to date 30 June 2009 € million** | Quarter to 30 June 2008 € million | Year to date 30 June 2008 € million |
|---|---|---|---|---|
| **Net (loss)/profit after transfers of net income approved by the Board of Governors** | **(267)** | **(710)** | **203** | **108** |
| **Other comprehensive (expense)/income** | | | | |
| Available-for-sale financial assets | **159** | **(12)** | 4 | (648) |
| Cash flow hedges | **26** | **41** | - | - |
| **Total comprehensive (expense)/income** | **(82)** | **(681)** | **207** | **(540)** |
| Attributable to: | | | | |
| **Equity holders** | **(82)** | **(681)** | **207** | **(540)** |

## Statement of financial position

## At 30 June 2009 (unaudited) and 31 December 2008 (audited)

| | € million | 30 June 2009 € million | € million | 31 December 2008 € million |
|---|---|---|---|---|
| **Assets** | | | | |
| Placements with and advances to credit institutions | 4,035 | | 3,344 | |
| Debt securities | | | | |
| Held-to-maturity | 1,240 | | 1,157 | |
| Collateralised placements | 1,182 | | 1,163 | |
| Debt securities | | | | |
| At fair value through profit or loss | 1,180 | | 1,213 | |
| Available-for-sale | 1,149 | | 1,263 | |
| | 2,329 | | 2,476 | |
| | | 8,786 | | 8,140 |
| Other financial assets | | | | |
| Derivative financial instruments | 2,370 | | 2,849 | |
| Other financial assets | 260 | | 1,139 | |
| | | 2,630 | | 3,988 |
| Loan investments | | | | |
| *Treasury portfolio* | | | | |
| Loans | 5,583 | | 5,811 | |
| Less: Provisions for impairment | (148) | | (134) | |
| | 5,435 | | 5,677 | |
| *Banking portfolio* | | | | |
| Loans | 11,309 | | 10,930 | |
| Less: Provisions for impairment | (571) | | (227) | |
| | 10,738 | | 10,703 | |
| | | 16,173 | | 16,380 |
| Share investments | | | | |
| *Banking portfolio* | | | | |
| Share investments at fair value through profit or loss | 2,165 | | 2,310 | |
| Available-for-sale share investments | 1,809 | | 2,054 | |
| | 3,974 | | 4,364 | |
| *Treasury portfolio* | | | | |
| Available-for-sale share investments | 46 | | 42 | |
| | | 4,020 | | 4,406 |
| Intangible assets | | 52 | | 48 |
| Property, technology and office equipment | | 40 | | 41 |
| Paid-in capital receivable | | 21 | | 44 |
| **Total assets** | | 31,722 | | 33,047 |
| **Liabilities** | | | | |
| Borrowings | | | | |
| Amounts owed to credit institutions | 2,273 | | 2,141 | |
| Debts evidenced by certificates | 16,953 | | 16,295 | |
| | | 19,226 | | 18,436 |
| Other financial liabilities | | | | |
| Derivative financial instruments | 781 | | 1,519 | |
| Other financial liabilities | 644 | | 1,342 | |
| | | 1,425 | | 2,861 |
| **Total liabilities** | | 20,651 | | 21,297 |
| **Members' equity** | | | | |
| Subscribed capital | 19,794 | | 19,794 | |
| Callable capital | (14,596) | | (14,596) | |
| Paid-in capital | | 5,198 | | 5,198 |
| Reserves and retained earnings | | 5,873 | | 6,552 |
| **Total members' equity** | | 11,071 | | 11,750 |
| **Total liabilities and members' equity** | | 31,722 | | 33,047 |

## Statement of changes in equity for the six months ended 30 June 2009 (unaudited) and 30 June 2008 (unaudited)

| For the period ended 30 June 2009 | Subscribed capital € million | Callable capital € million | Available-for-sale financial assets € million | Cash flow hedges € million | Retained earnings € million | Total equity € million |
|---|---|---|---|---|---|---|
| At 31 December 2007 | 19,794 | (14,596) | 1,855 | - | 6,821 | 13,874 |
| Total comprehensive (expense)/income for the period | - | - | (648) | - | 108 | (540) |
| Internal tax for the period | - | - | - | - | 2 | 2 |
| At 30 June 2008 | 19,794 | (14,596) | 1,207 | - | 6,931 | 13,336 |
| At 31 December 2008 | 19,794 | (14,596) | 495 | (52) | 6,109 | 11,750 |
| Total comprehensive (expense)/income for the period | - | - | (12) | 41 | (710) | (681) |
| Internal tax for the period | - | - | - | - | 2 | 2 |
| **At 30 June 2009** | **19,794** | **(14,596)** | **483** | **(11)** | **5,401** | **11,071** |

# Statement of cash flows for the six months ended 30 June 2009 (unaudited) and 30 June 2008 (unaudited)

| | € million | Period to 30 June 2009 € million | € million | Period to 30 June 2008 € million |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net (loss)/profit for the period[1] | (710) | | 108 | |
| Adjustments for: | | | | |
| Interest income | (522) | | (637) | |
| Interest expense and similar charges | 208 | | 324 | |
| Net deferral of fees and direct costs | 46 | | 22 | |
| Internal taxation | 2 | | 2 | |
| Realised gains on share investments and equity derivatives | (69) | | (320) | |
| Unrealised losses on share investments and equity derivatives at fair value through profit or loss | 388 | | 289 | |
| Impairment losses on available-for-sale share investments | 195 | | - | |
| Realised losses on available-for-sale debt securities | 9 | | - | |
| Unrealised gains on dealing securities | (16) | | (4) | |
| Fair value movement on non-qualifying and ineffective hedges | (85) | | 24 | |
| Foreign exchange gains | (1) | | - | |
| Depreciation and amortisation | 8 | | 7 | |
| Provisions for impairment of Treasury loan investments | 14 | | - | |
| Provisions for impairment of debt securities | - | | 3 | |
| Gross provisions charge for Banking loan losses | 354 | | 10 | |
| | (181) | | (172) | |
| Interest income received | 619 | | 670 | |
| Interest expense and similar charges paid | (190) | | (269) | |
| (Increase)/decrease in operating assets: | | | | |
| Prepaid expenses | (23) | | (234) | |
| Fair value movement on net Treasury assets | 1,325 | | (1,250) | |
| Proceeds from repayments of Banking loans | 1,643 | | 1,517 | |
| Proceeds from prepayments of Banking loans | 122 | | 95 | |
| Funds advanced for Banking loans | (2,227) | | (2,269) | |
| Proceeds from sale of Banking share investments and equity derivatives | 130 | | 555 | |
| Funds advanced for Banking share investments | (205) | | (731) | |
| Net placements to credit institutions | 750 | | (85) | |
| Decrease in operating liabilities: | | | | |
| Accrued expenses | (64) | | (90) | |
| **Net cash from/(used in) operating activities** | | 1,699 | | (2,263) |
| **Cash flows used in investing activities** | | | | |
| Proceeds from repayments of Treasury loans | 220 | | - | |
| Purchases of Treasury loans | (1) | | - | |
| Proceeds from sale of available-for-sale debt securities | 2,267 | | 618 | |
| Purchases of available-for-sale debt securities | (1,741) | | (888) | |
| Purchase of intangible assets, property, technology and office equipment | (11) | | (11) | |
| **Net cash from/(used in) investing activities** | | 734 | | (281) |
| **Cash flows from financing activities** | | | | |
| Capital received | 26 | | 48 | |
| Issue of debts evidenced by certificates | 8,446 | | 7,984 | |
| Redemption of debts evidenced by certificates | (9,577) | | (6,344) | |
| **Net cash (used in)/from financing activities** | | (1,105) | | 1,688 |
| **Net increase/(decrease) in cash and cash equivalents** | | 1,328 | | (856) |
| **Cash and cash equivalents at beginning of the period** | | 434 | | 3,018 |
| **Cash and cash equivalents at 30 June** | | 1,762 | | 2,162 |

| **Cash and cash equivalents comprise the following amounts maturing within three months** | 2009 € million | 2008 € million |
|---|---|---|
| Placements with and advances to credit institutions | 4,035 | 2,355 |
| Collateralised placements | - | 1,483 |
| Amounts owed to credit institutions | (2,273) | (1,676) |
| **Cash and cash equivalents at 30 June** | 1,762 | 2,162 |

[1] Operating profit includes dividends of €22 million received for the period to 30 June 2009 (30 June 2008: €32 million).

## Explanatory notes

### 1. Establishment of the Bank

**i Agreement Establishing the Bank**

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2009 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

**ii Headquarters Agreement**

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

### 2. A summary of significant accounting policies

**i Accounting convention**

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules. The financial statements have been prepared on a going concern basis.

**ii Financial statements presentation**

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2008 with the following exception which reflect the impact of revised International Financial Reporting Standards which have become effective in 2009:

- IAS 1 (revised), Presentation of Financial Statements, requires the separate presentation of changes in equity arising from transactions with owners in their capacity as owners from non-owner changes in equity. The revised standard also requires separate disclosure of other comprehensive income. The Bank has chosen to present all non-owner changes in equity in two statements: a separate income statement and a statement of comprehensive income. In addition, the 'balance sheet' has been renamed the 'statement of financial position'.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2008. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2009.

## 3. Loan investments

| | 2009 Sovereign loans € million | 2009 Non-sovereign loans € million | 2009 Total loans € million | 2008 Sovereign loans € million | 2008 Non-sovereign loans € million | 2008 Total loans € million |
|---|---|---|---|---|---|---|
| **Operating assets** | | | | | | |
| At 1 January | 2,068 | 8,862 | 10,930 | 1,928 | 7,057 | 8,985 |
| Movement in fair value revaluation[1] | - | 1 | 1 | - | 4 | 4 |
| Disbursements | 199 | 2,028 | 2,227 | 159 | 2,115 | 2,274 |
| Repayments and prepayments | (145) | (1,620) | (1,765) | (157) | (1,455) | (1,612) |
| Foreign exchange movements | 1 | (50) | (49) | (67) | (184) | (251) |
| Movement in net deferral of front end fees and related direct costs | (7) | (28) | (35) | (2) | (9) | (11) |
| Written off | - | - | - | - | (2) | (2) |
| **At 30 June** | 2,116 | 9,193 | 11,309 | 1,861 | 7,526 | 9,387 |
| Impairment at 30 June | (11) | (560) | (571) | (5) | (126) | (131) |
| **Total operating assets net of impairment at 30 June** | 2,105 | 8,633 | 10,738 | 1,856 | 7,400 | 9,256 |

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 30 June 2009 the Bank categorised 32 loans as impaired, totalling €286 million (31 December 2008: 17 loans totalling €127 million; 30 June 2008: 9 loans totalling €32 million). Specific provisions on these assets amounted to €164 million (31 December 2008: €74 million; 30 June 2008: €29 million).

## 4. Share investments

| | Fair value through profit or loss unlisted share investments | Fair value through profit or loss listed share investments | **Fair value through profit or loss total share investments** | Available -for-sale unlisted share investments | Available -for-sale listed share investments | **Available-for-sale total share investments** | **Total share investments** |
|---|---|---|---|---|---|---|---|
| | € million | € million | **€ million** | € million | € million | **€ million** | **€ million** |
| **Outstanding disbursements** | | | | | | | |
| At 31 December 2007 | 1,220 | 260 | **1,480** | 969 | 636 | **1,605** | **3,085** |
| Disbursements | 136 | 8 | **144** | 370 | 220 | **590** | **734** |
| Disposals | (122) | - | **(122)** | (66) | (37) | **(103)** | **(225)** |
| Written off | (7) | - | **(7)** | (1) | - | **(1)** | **(8)** |
| **At 30 June 2008** | **1,227** | **268** | **1,495** | **1,272** | **819** | **2,091** | **3,586** |
| At 31 December 2008 | 1,452 | 268 | **1,720** | 1,223 | 966 | **2,189** | **3,909** |
| Transfer between classes | (5) | 5 | **-** | (3) | 3 | **-** | **-** |
| Disbursements | 134 | - | **134** | 39 | 32 | **71** | **205** |
| Disposals | (7) | - | **(7)** | (35) | (3) | **(38)** | **(45)** |
| Written off | (14) | - | **(14)** | (2) | - | **(2)** | **(16)** |
| **At 30 June 2009** | **1,560** | **273** | **1,833** | **1,222** | **998** | **2,220** | **4,053** |
| **Fair value adjustment** | | | | | | | |
| At 31 December 2007 | 990 | 999 | **1,989** | 257 | 1,262 | **1,519** | **3,508** |
| Movement in fair value revaluation | (121) | (493) | **(614)** | 60 | (512) | **(452)** | **(1,066)** |
| Impairment of available-for-sale share investments | - | - | **-** | (2) | - | **(2)** | **(2)** |
| **At 30 June 2008** | **869** | **506** | **1,375** | **315** | **750** | **1,065** | **2,440** |
| At 31 December 2008 | 534 | 56 | **590** | 115 | (250) | **(135)** | **455** |
| Transfer between classes | - | - | **-** | (1) | 1 | **-** | **-** |
| Movement in fair value revaluation | (296) | 38 | **(258)** | (187) | 106 | **(81)** | **(339)** |
| Impairment of available-for-sale share investments | - | - | **-** | (47) | (148) | **(195)** | **(195)** |
| **At 30 June 2009** | **238** | **94** | **332** | **(120)** | **(291)** | **(411)** | **(79)** |
| **Fair value at 30 June 2009** | **1,798** | **367** | **2,165** | **1,102** | **707** | **1,809** | **3,974** |
| Fair value at 30 June 2008 | 2,096 | 774 | 2,870 | 1,587 | 1,569 | 3,156 | 6,026 |

At 30 June 2009 the Bank categorised 42 available-for-sale share investments as impaired, with outstanding disbursements totalling €973 million (31 December 2008: 26 available-for-sale share investments totalling €650 million; 30 June 2008: 10 available-for-sale share investments totalling €33 million).

## 5. Primary Segment Analysis

### Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

**Primary reporting format - business segment**

| | Period to 30 June 2009 | | | Period to 30 June 2008 | | |
|---|---|---|---|---|---|---|
| | **Banking € million** | **Treasury € million** | **Aggregated € million** | Banking € million | Treasury € million | Aggregated € million |
| Interest income | **347** | **175** | **522** | 312 | 323 | 635 |
| Other (expense)/income | **(489)** | **26** | **(463)** | 66 | (3) | 63 |
| Fair value movement on paid-in capital receivable and associated hedges | **-** | **-** | **-** | 2 | - | 2 |
| **Total segment (expense)/revenue** | **(142)** | **201** | **59** | 380 | 320 | 700 |
| Less interest expense and similar charges | **(241)** | **(137)** | **(378)** | (277) | (293) | (570) |
| Allocation of the return on capital | **153** | **17** | **170** | 221 | 25 | 246 |
| Fair value movement on non-qualifying hedges | **105** | **(20)** | **85** | - | (24) | (24) |
| Less general administrative expenses | **(99)** | **(6)** | **(105)** | (102) | (10) | (112) |
| Less depreciation and amortisation | **(7)** | **(1)** | **(8)** | (7) | - | (7) |
| **Segment result before provisions** | **(231)** | **54** | **(177)** | 215 | 18 | 233 |
| Provision for impairment of loan investments | **(354)** | **(14)** | **(368)** | (10) | - | (10) |
| **Net (loss)/profit for the period** | **(585)** | **40** | **(545)** | 205 | 18 | 223 |
| Transfers of net income approved by the Board of Governors | | | **(165)** | | | (115) |
| **Net (loss)/profit after transfers approved by the Board of Governors** | | | **(710)** | | | 108 |
| **Segment assets** | **15,158** | **16,543** | **31,701** | 16,092 | 16,123 | 32,215 |
| Paid-in capital receivable | | | **21** | | | 53 |
| **Total assets** | | | **31,722** | | | 32,268 |
| **Segment liabilities** | | | | | | |
| **Total liabilities** | **120** | **20,531** | **20,651** | 112 | 18,820 | 18,932 |
| Capital expenditure | **10** | **1** | **11** | 11 | - | 11 |

For the first six months of 2009, the fair value movement on paid-in capital receivable and associated hedges and the allocation of the return on capital amounted to €170 million (30 June 2008: €248 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €208 million (30 June 2008: €324 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.